FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of     February    , 2003

Commission File Number

Western Copper Holdings Limited
(Translation of registrant’s name into English)

  1550-1185 West Georgia Street, Vancouver, B.C. V6E 4E6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X....    Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....    No .....

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Western Copper Holdings Limited
(Registrant)

By:	/s/ Robert Gayton
Robert Gayton Vice-President, Finance

Date   February 17, 2003

2002

Annual Report

2002: A Sterling Year for Western Copper

Far-reaching and extraordinary events have redefined the world’s basic elements of wealth. For the first time in many years, the precious metals markets gained strength, offering a greater potential for value and growth.

To Our Shareholders

2002 has been a year of exploration, discovery and growth for Western Copper Holdings Limited (“Western”); the price of our Company stock increased 400+% and the number of shares owned by institutional investors increased significantly. This outstanding performance can be directly attributed to phenomenal exploration results at our 100% owned Peñasquito silver property in the Concepcion del Oro mining district, located in the State of Zacatecas in Central Mexico and to the general strength of the precious metal markets, as investors diversified their holdings. To top off this good news, on January 30, 2003 Western was notified by the American Stock Exchange that it would start trading on AMEX in early February 2003 under the trading symbol of WTZ.

Peñasquito

In late 2001, we re-focused our attention on the Chile Colorado Zone at Peñasquito. An economic evaluation based on 19 widely spaced diamond drill holes indicated that the deposit could be economically viable at current metal prices. Since then we have drilled an additional 48 holes totaling more than 20,000 meters. This drilling encountered excellent silver intercepts and has more than met our expectations. The Chile Colorado Zone, in spite of all the drilling, still remains open southwest, northwest and east. We are confident that the soon to be completed resource calculations will reveal one of the largest silver deposits in the Western Hemisphere.

In addition, a recent Western press release highlighted a remarkable drill hole located to the south and east of the Chile Colorado Zone which intercepted 16.25 meters containing 547 g/t of silver, 2.13 g/t of gold, 9.12% lead and 3.21% zinc.

To understand the importance of Peñasquito, one must understand the dynamics of silver. Since 1990 the stockpile of refined silver has diminished from over 2.1 billion ounces to the current level of 300-500 million ounces. In spite of the global slowdown in the world economy, the supply/demand deficit for silver in 2001 was 76 million ounces. To illustrate the importance of these numbers: the top 22 producers accounted for only 346 million ounces in 2001, with most of this as a by-product from gold, copper and lead-zinc mines. With little hope of reversing this supply-demand deficit in the near or medium term, it is anticipated that industrial demand will soon consume most of the above-ground supplies of silver, resulting in the inevitable rise in the price of silver.

In addition to the traditional uses of silver in photography, jewelry and as a currency alternative major technological advances in electronics, water purification, medical applications, electrical transmission and the production of strategic metal alloys have proven silver a most versatile and much needed metal. Unique characteristics make silver irreplaceable.

Western Copper Holdings Limited

Additional Holdings and Development

Last year Teck Cominco Limited (formerly Teck Corporation) and our Company completed a bankable feasibility study on the San Nicolas deposit, also located in the State of Zacatecas, and we expect to make a production decision when copper and zinc prices reach a level sufficient to ensure a rapid payback of the estimated US$245.6 million capital cost of the project.

Infrastructure costs to develop the San Nicolas deposit are minimal. All that is required is the construction of a three-kilometer road to connect the project site with an existing paved highway and a 30-kilometer power line to connect the site to the main power transmission grid.

According to the San Nicolas feasibility study, the estimated open pittable mineral reserves total 65.2 million tonnes with an average grade of 1.32% copper, 2.04% zinc, .53 grams/ ton gold, and 32.1 grams / ton silver. A significant tonnage of copper mineralization not included in the defined mineral reserves will be accessible from the bottom of the pit after open-pit mining is completed.

San Nicolas, over its projected 12-year mine life, is scheduled to produce 2.1 billion pounds of zinc, 1.4 billion pounds of copper, 171,000 ounces of gold, and 18 million ounces of silver.

Western also owns a copper property located in the Yukon, Canada and has completed a feasibility study on the property. The Carmacks Project, which has an open pit mineable reserve of 15.5 million tonnes of copper ore, is projected to produce 30 to 32 million pounds of copper annually. The property is 100% owned by Western Copper and carrying costs are minimal. The development of the Carmacks Project also awaits an improvement in copper prices.

During 2002, Western signed three different joint venture agreements for exploration of large properties in central Mexico. Two of these agreements were with Apex Silver Mines Limited and one with Anglo American Corporation. If exploration is successful, these joint ventures will give Western approximately a 20% carried interest, freeing our funds for further development of Peñasquito and other exploration.

To more clearly reflect our vision of becoming a great silver company, we are asking you as shareholders to approve a name change to Western Silver Corporation which will more clearly reflect the importance of our silver assets.

We at Western are very enthusiastic and confident that our success in 2001-2002 will continue into 2003 and beyond.

On behalf of the Board

“F. Dale Corman”
F. Dale Corman
Chairman and Chief Executive Officer.

2002
Annual Report

Review of Operations

The Peñasquito silver project, located in Zacatecas State in central Mexico, remained the exclusive focus of Western’s 2002 activities, with over 20,000 meters of large diameter core drilling being completed during the year. Three other properties were joint-ventured with strong senior partners, in order to facilitate our focus on and accelerate progress at Peñasquito. Each property is discussed in more detail below:

Peñasquito Project

Western’s 100% owned Peñasquito project is an intrusive related silver-gold-zinc-lead mineral system located in the Concepción del Oro District in the northeast corner of Zacatecas State, Mexico. The Concepción del Oro district has produced more than 250 million ounces of silver and 1.5 million ounces of gold since the 15th century, with production coming from small mines developed on high grade mantos, chimneys and veins. Western’s large land position (38,768 hectares or 95,757 acres) is situated on the western side of this prolific district.

Drilling completed prior to 2002 by Kennecott, Hochschild and Western identified the Chile Colorado prospect located along the southern contact of the Azul breccia as having excellent potential for a large tonnage, open pit silver-gold-zinc-lead deposit. A drilling program, designed with the assistance of SNC Lavalin, was begun in April with the objective of delineating a geologic resource. The three phase program was completed in December after drilling 48 holes totaling 20,462 meters (67,115 feet). Thirty five of these holes were in the Chile Colorado zone and nine others were in and adjacent to the Azul breccia.

The highlights of the 2002 drilling are listed below:

•	Drilling at Chile Colorado continues to expand the zone of sheeted, stockwork and disseminated silver-gold-zinc mineralization; and has also provided additional confirmation of the continuity of the mineralization. The mineralized zone remains open to the southwest, northwest and east.

•	A new zone of massive sulfide mineralization has been discovered in diamond drill hole WC-52 southeast of the Chile Colorado zone containing a high-grade core of 4.85 metres averaging 5.76 g/t gold (0.185 ounces/tonne), 1,143 g/t silver (36.7 ounces/tonne), 20% lead and 2.53% zinc.

•	A new zone of Chile Colorado style mineralization has been discovered along the northeastern margin of the Azul breccia

•	Drilling along the southern contact of the Azul breccia indicates the presence of a 20-50 metre thick zone of oxide gold-silver mineralization that appears to have good vertical and lateral continuity. A number of other attractive oxide targets have been identified.

The drilling results have provided a much clearer picture of the ore controls and distribution of sulfides within this complex mineralized system. The sheeted sulfides, veins and breccia dike stockwork mineralization at Chile Colorado include coarse-grained tetrahedrite, sphalerite, galena and pyrite that are localized within three principal

Western Copper Holdings Limited

fracture zones striking due north, east-west and N 45 W. All of these fracture sets dip steeply to the north and east. A 10 — 60 metre thick channel of sandstone within the relatively flat-lying Caracol formation sediments is particularly well mineralized and contains abundant disseminated sulfides when cut by the sulfide vein stockworks. All of the steeply dipping mineralized fractures are oxidized near surface and represent potential oxide gold-silver mineral zones. A zone of oxide mineralization with good lateral and vertical continuity has been drilled on 50 metre centers over an area approximately 150 metres long and 50 — 100 metres wide. The zone is 10 — 40 metres thick with gold grades between 0.4 — 2.8 g/t and silver values from 30 — 65 g/t. The zone appears to extend westward along the breccia contact for at least 300 metres and may extend northwesterly away from the margin of the breccia. Close spaced drilling will be required to delineate extent and grade of mineralization. Additionally, a review of 250 RAB holes (rotary air blast) has identified at least ten additional shallow oxide targets on the property.

The sulfide stockwork zone begins immediately below the oxide near the centre of Chile Colorado and becomes deeper to the east and west. Potential open pit mining could begin on shallow oxide and sulfide mineralization within 100 metres of surface and progress systematically into zones of deeper mineralization.

The high-grade massive sulfides encountered in hole WC-52 appear to be a new zone, in part layered, and represent a potential underground target. The high lead and gold values may indicate that this mineralization is peripheral and distal to the main Chile Colorado stockwork zone.

Sufficient holes have now been drilled for SNC Lavalin to calculate a geologic resource at Chile Colorado. This work should be completed during the first quarter of calendar 2003.

Core drilling will resume at Peñasquito in February. Initial work will focus on the WC-52 area on the southeast side of Chile Colorado. Additional drilling is also planned on the east and west sides of the presently defined mineralization, and along the northeast corner of the Azul breccia around hole WC-38. A rotary drill program to test numerous anomalies defined by prior RAB drilling for shallow oxide gold-silver mineralization is also contemplated for the first quarter.

The 2002 drilling program has demonstrated that Peñasquito is a large, complex and dynamic mineral system. The potential for additional discoveries is excellent, both in close proximity to the Outcrop and Azul breccias and in outlying portions of Western’s large land block.

The technical disclosure in this annual report has not been supported by a technical report prepared in accordance with National Instrument 43-101. The technical report is being prepared by a qualified person as defined under National Instrument 43-101 and it will be available on Western’s website prior to March 31, 2003. Readers are advised to refer to that technical report when it is filed.

2002
Annual Report

Almoloya

Western and Anglo American Mexico S.A. de C.V. (“Anglo”), a member of the Anglo American plc group of companies, concluded an option agreement in November 2002 covering concessions in the Sierra Almoloya region of Mexico. Anglo has the right to earn an 80% undivided interest in the properties by making option payments totaling US$300,000 and expending US$1,750,000 on exploration and land holding costs over a 5 year period.

The large land position assembled by Western and Anglo totals over 14, 500 hectares (35,815 acres) and covers the historic Almoloya zinc-lead-silver-gold mining district located approximately 40 kilometers east of Parral in southern Chihuahua State. Mining in the district commenced in the 1850’s when oxide ores containing bonanza grades (up to 12 opt gold, 25 opt silver, 25% zinc and 60% lead) were produced principally from the Cigarrero and Saltillo mines.

The property is highly prospective for both sulfide and oxide base and precious metal deposits. Regionally, the district is located along the intersection of two structures that host the operating Santa Barbara and Naica mines.

Widespread alteration and mineral occurrences covering an area 14 kilometers by 12 kilometers in extent enhance the prospectivity of the property.

Anglo as operator has completed Landsat/air photo structural interpretation, reprocessing of regional magnetics and reconnaissance geochemical sampling. Tentative plans for 2003 include geologic mapping and structural interpretation, geochemical and geophysical surveys in high priority areas and drill testing of the most prospective targets.

San Jeronimo

Western and Cordilleras Silver Mines LDC, a wholly owned subsidiary of Apex Silver Mines Limited (“Apex”) completed an Agreement in August 2002 covering the 4,779 hectare (11,804 acre) San Jeronimo silver property in Zacatecas State, Mexico. The agreement provides Apex with the right to earn a 70% interest in the property by making all option and tax payments through March 2005 (US$1,180,000 in total) and may gain an additional 10% interest by arranging financing to place the property into commercial production.

The San Jeronimo property is located 20 kilometers south of the city of Zacatecas in the heart of a strongly mineralized zone known as the Faja de Plata. Mines of the district were important producers of high-grade silver until shut down by the Mexican Revolution in 1911. Prior to Western’s acquisition of San Jeronimo in 1998, the property had never been drilled.

Apex plans to concentrate its 2003 exploration along the 2.5 kilometer long Loreto vein system where sampling and limited drilling by Western has demonstrated significant potential for both high grade and bulk-mineable vein and stockwork silver mineralization. Apex has completed a soil sampling survey and is currently selecting targets for drilling later in the year.

Western Copper Holdings Limited

El Pirul

In April 2002, Western and Apex Silver Mines1 Limited signed a letter of agreement relating to a joint exploration program for massive sulfide deposits in the northern part of the Zacatecas silver district. The agreement consolidates concessions totaling 6,262 hectares (15,467 acres) held by Western and Apex in an area that has not been systematically evaluated for sediment hosted or volcanogenic massive sulfide deposits.

Western is the operator of a US$200,000 exploration program that will be completed in three stages, consisting of data evaluation, geophysics and drilling, respectively.

Preliminary mapping and data compilation has identified several prospective areas that will be evaluated during the first quarter of 2003 with gravity and magnetics. Drilling will take place later in the year if this work identifies high priority targets.

Other Projects

The San Nicolas massive sulfide deposit has been on care and maintenance status during 2002. Joint venture partner Teck Cominco delivered a feasibility study for the San Nicolas massive sulfide deposit in Zacatecas, Mexico in December 2001. This detailed seven volume report by AMEC Simons Mining and Metals, acting as primary consultant, covers in detail all aspects of the project including metallurgical test work, capital and operating costs, and a complete environmental review and assessment of environmental impacts during and subsequent to production. Western’s interest, currently 21% will range between 18.75% and 29.75% once a production decision has been made, depending on various options available.

The feasibility study is based on conventional open pit mining of a volcanogenic massive sulfide deposit covered by an average 170 meter depth of overburden. Estimated mineral reserves included in the mine plan total 65.2 million tones with an average grade of 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver.

Over its projected twelve year mine life, San Nicolas is scheduled to produce 2.1 billion pounds of zinc, 1.4 billion pounds of copper, 171,000 ounces of gold and 18 million ounces of silver. The feasibility study projects that ore will be mined and processed at a rate of 15,000 tonnes per day (5.5 million tonnes per year).

The 100% owned Carmacks Copper Project, 192 kilometers north of Whitehorse in Yukon, Canada is also awaiting the return of higher copper prices. The deposit, which contains an open pit mineable reserve of 15.5 million tones grading 1.01% copper in the form of copper oxide, is projected to produce 30 to 32 million pounds of copper annually. All preparatory aspects of the project, with the exception of environmental screening, have been completed. Based on the feasibility study a copper price in excess of US$0.80 cents per pound will be required to cover both operating and capital costs.

Management Discussion and Analysis

Liquidity and Capital Resources
Fiscal 2002

Western’s working capital at September 30, 2002 stands at $1,494,940. This compares favourably to the working capital deficiency at September 30, 2001 of $2,379,815. This improvement arose from the following inflow of equity:

•	Private placements of a total of 5,691,128 units/shares at prices ranging from $0.65 to $3.15 per unit/share for net proceeds of $6,854,747. Units were comprised of one common share and either a full share purchase warrant or one-half a share purchase warrant. Each full warrant is exercisable at prices ranging from $0.65 to $4.00, expiring at various dates in calendar 2004.

•	The exercise of 736,375 warrants for proceeds of $983,571.

•	The exercise of 413,500 stock options for proceeds of $503,500.

2002
Annual Report

Subsequent to September 30, 2002, Western received equity of $2,239,700 from the following sources:

•	Exercise of 778,821 warrants for proceeds $1,158,700

•	Exercise of 573,500 stock options for proceeds of $1,081,000

The working capital balance at September 30, 2002 plus the funds received subsequently are expected to meet the Company’s minimum commitments and property activities for calendar 2003. Additional funding may be required if the Company decides to expand its property acquisition/exploration/ development activities, particularly at its Peñasquito project.

Fiscal 2001

Western had a working capital deficiency of $2,379,815 at September 30, 2001. Western was able to fund operations during fiscal 2001 by increasing the deficiency of the previous year and raising net proceeds of $1,940,956 from private placements of units/shares.

Major Expenditures — Fiscal 2002

The Peñasquito project was the main focus of Western’s exploration activities in 2002, representing 81% of its property expenditures.

As a result of a $1.8 million private placement in the second quarter of fiscal 2002, Western was able to continue its exploration program at Peñasquito. A total of 48 core holes (20,450 meters) have been drilled in fiscal 2002 and assays have been received and published. This drilling further confirmed the grade and continuity of the Chile Colorado area and also discovered a new zone of Chile Colorado style mineralization, an oxide zone and deep massive sulfide mineralization. SNC Lavalin has been commissioned to calculate a geologic resource for Chile Colorado.

A San Nicolas feasibility study was delivered to the company in December 2001 by Teck Cominco. The study developed a mine plan for estimated mineable reserves of 65 million tonnes grading 1.32% copper, 2.04% zinc, 0.53 g/t gold and 32.1 g/t silver. The project is currently in maintenance mode and Teck Cominco continues to acquire surface rights covering the areas of the proposed pit and production facility.

During the year, Western joint ventured two of its properties to Apex Silver Mines Limited (“Apex”). First, Western consolidated its El Pirul claims (1,462 hectares) with the Veta Grande (4,800 hectares) claims belonging to Apex. A total of US$200,000 is to be spent in year one on data evaluation, geophysics and drilling. Secondly, Western has optioned its San Jeronimo property to Apex, whereby Apex may earn a 70% interest in San Jeronimo by spending US$1,180,000 on the property through March 2005. Thereafter, Apex may earn an additional 10% by arranging financing to place San Jeronimo into commercial production.

Subsequent to September 30, 2002, Western entered into an option agreement with Anglo American Mexico S.A. de C.V. (“Anglo”) whereby Anglo may earn an 80% interest in approximately 14,500 hectares of ground in the Sierra Almoloya region of Mexico by making option payments totaling US$300,000 and expending US$1,750,000 for exploration and other property related expenditures over a five year period. The property is known as the Almoloya property.

Western is an exploration stage corporation with insufficient revenue to meet its yearly capital needs. Western has raised funds necessary to acquire its assets and conduct its corporate affairs primarily through the private placement of its common shares.

The recoverability of amounts shown for mineral rights and the related deferred costs for any property is dependent on the development of economically recoverable ore reserves, the ability of Western to obtain necessary permits and financing to successfully place the property in production and upon future profitable production. Based both on exploration results to date and reports of independent consultants, management of Western believes that the pursuit of additional exploration and development programs on its mineral properties is justified.

Western Copper Holdings Limited

Although many of the expenditure requirements at its Mexican projects in the future will be met by third parties, Western may wish to raise additional funds to finance expanded exploration and corporate activities in fiscal 2003.

Results of Operations

Fiscal 2002

Western’s loss of $510,360 is a reduction of $8,390,986 from the loss in fiscal 2001 of $8,901,346. The decrease is mainly attributable to the following:

i)	mineral property write-offs in fiscal 2001 amounted to $8,075,116 and were comprised mainly of a write-down in the Carmacks property. In fiscal 2002, the Company wrote-down an obligation by $258,577, which had previously represented a charge to the Carmacks property.

ii)	the administrative expenses of $784,811 for fiscal 2002 increased $58,957 over the administrative expenses of $725,854 in fiscal 2001. Within this increase, consulting was up $13,117, reflecting an increased level of activity; filing and transfer fees increased $19,617, arising from the regulatory costs of raising additional equity funds; foreign exchange costs increased $13,620, reflecting a weaker Canadian dollar; and promotion and travel increased $32,960 as a result of a higher level of investor relations and fund-raising activities. These increases were partially offset by a reduction in office and administration by $12,279, arising from an effort to reduce costs.

iii)	the overall loss was reduced by $26,623 by a gain on sale of securities and interest on funds held. These two items improved over last year — a small gain arose on sale of marketable securities whereas in the prior year, a loss was incurred; and interest income increased in the current year due to cash holdings being larger than last year.

Fiscal 2001

The loss for fiscal 2001 amounted to $8,901,346, an increase of $7,738,407 over the fiscal 2000 loss of $1,162,939. The following items contributed to this:

i)	the Carmacks and Geomex 6 properties were written down, for a total charge of $8,075,116.

ii)	the overall loss in fiscal 2001 was reduced by a reduction in administrative expenses by $65,491, comprised mainly of reductions in promotion and travel expenses and in accounting and legal expenses, and by a reduction of $194,926 in losses incurred on the sale of marketable securities.

The Board

Corporate Governance

Western is pleased to make the following disclosure regarding its corporate governance practices:

The Board

Board Responsibilities and Composition

The Board of Directors (the “Board”) of Western is primarily responsible for making certain that Western and its subsidiaries are managed in compliance with all relevant laws, regulations and internal policies. It is charged with supervising the affairs of Western in a manner that is in the best interests of Western and its shareholders.

The Board participates fully in assessing and approving strategic planning and prospective decisions proposed by management. To ensure that the principal business risks borne by Western are appropriate, the Board regularly monitors the financial performance of Western and its subsidiaries. Western’s financial reporting, internal accounting and control procedures are monitored and approved by the audit committee of the Board. In respect to senior management succession planning, the Board has a policy of being involved

2002
Annual Report

in identifying candidates from within and outside Western to fill senior management positions. As a practice, the Board approves significant corporate communications with shareholders.

The Board, which currently consists of eight members, is an effective decision-making body.

Of the current Board members, Messrs. Zeitler, Halvorson and Quartermain are considered by the Board to be “unrelated directors” within the meaning of the Guidelines, as each is “free from any interest in any business or any other relationship which could, or could reasonably be perceived to materially interfere with the directors’ ability to act with a view to the best interests of Western, other than interest in relationships arising from shareholding”. Five members of the Board are related within the meaning of the Guidelines, with Mr. Corman, Mr. Patton and Mr. Page being members of management, Mr. Daley being an officer of Teck Cominco, a co-owner of the San Nicolas project with Western and Mr. Bilheimer being a consultant to Western on project engineering matters.

Western has a “significant shareholder” as defined by the Guidelines, being Prudent Bear Funds Inc, which owns slightly more than 10% of Western’s outstanding shares.

Board Functioning and Independence

The Board has no formal policy regarding how matters other than those required by statute, must be brought by the President or other senior management to the Board for approval; however, there is a clear understanding between senior management and the Board, that all major strategic decisions, including any change in the strategic direction of Western, acquisitions and dispositions of a material nature, and material financing commitments, will be presented by management to the Board for approval.

Board Committees

The Board has an audit committee of three directors, Messrs. Zeitler, Halvorson and Quartermain, each being “unrelated” directors. The audit committee is responsible for the integrity of Western’s internal accounting and control systems and meets regularly with Western’s auditors. It receives and reviews the financial statements of Western and makes recommendation thereon to the Board before such statements are approved by the Board. All three of these individuals are considered by the Board to be ‘financially literate’, either by virtue of training or experience in senior management positions requiring an understanding of financial accounting principles. Subsequent to the year-end, the Board adopted a formal Audit Committee charter which provides for among other things, an increased role of the auditor in review of quarterly financial statements.

The Board has a compensation committee, comprised of Messrs. Daley and Page, which makes recommendation to the Board of Directors as a whole. The Board does not have separate governance or nominating committees, each member being encouraged to regularly address issues relating to these areas of responsibility.

Shareholder Communications

Western publishes annual and quarterly reports, which are available to all shareholders. Western has a policy of issuing a press release to announce material changes in its operations and results of its exploration activities. All enquiries to Western receive a prompt response from appropriate officers of Western.

Western Copper Holdings Limited

December 20, 2002

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with accounting principles generally accepted in Canada which have been reconciled to accounting principles generally accepted in the United States as set out in note 12, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company’s auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with Canadian and United States generally accepted auditing standards, and their report follows.

“Robert J. Gayton”
Robert J. Gayton
Vice President Finance

“Thomas C. Patton”
Thomas C. Patton
President and Chief Operating Officer

2002
Annual Report

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP Chartered Accountants 250 Howe Street, Suite 700 Vancouver, British Columbia Canada V6C 3S7 Telephone: +1 (604) 806-7000 Facsimilar: + 1 (604) 806-7806

Auditors’ Report

To the Shareholders of
Western Copper Holdings Limited

We have audited the consolidated balance sheets of Western Copper Holdings Limited (an exploration stage company) as at September 30, 2002 and 2001 and the consolidated statements of loss and deficit, cash flows and shareholders’ equity for the years ended September 30, 2002, 2001 and 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for the years ended September 30, 2002, 2001 and 2000 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

“PricewaterhouseCoopers LLP”
Chartered Accountants

Vancouver, B.C., Canada
December 20, 2002

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Consolidated Balance Sheets
As at September 30, 2002 and 2001

(expressed in Canadian dollars)

	2002	2001

	$	$
Assets
Current assets
Cash and cash equivalents	4,119,804	37,436
Restricted cash and securities	348,821	—
Accounts receivable and prepaid expense	50,660	13,316

	4,519,285	50,752
Long term investment (note 3)	267,092	283,092
Capital assets - net of accumulated depreciation of $43,073 (2001 - $39,436)	2,380	3,315
Mineral properties (note 4)	33,985,709	30,012,071

	38,774,466	30,349,230

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,675,524	2,430,567
Exploration commitments	348,821	—

	3,024,345	2,430,567

Shareholders’ Equity
Capital stock (note 6)	51,460,577	43,118,759
Deficit	(15,710,456)	(15,200,096)

	35,750,121	27,918,663

	38,774,466	30,349,230

Nature of operations (note 1)

Approved by the Board of Directors

“Dale Corman”    Director        “Thomas C. Patton”    Director

The accompanying notes are an integral part of these consolidated financial statements.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Consolidated Statements of Loss and Deficit
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000

	$	$	$
General exploration expenditures	10,749	83,773	118,643
(Recovery) write off of mineral properties (note 4)	(258,577)	8,075,116	44,234

	247,828	(8,158,889)	(162,877)

Administrative expenses
Accounting and legal	67,904	75,242	122,368
Capital taxes	—	—	6,573
Consulting	311,056	297,939	289,640
Depreciation	3,637	8,550	8,550
Filing and transfer fees	55,013	35,396	37,858
Foreign exchange	33,204	19,584	(3,008)
Miscellaneous	14,648	10,475	15,636
Office and administration	157,561	169,840	174,041
Promotion and travel	141,788	108,828	139,687

	784,811	725,854	791,345

	(536,983)	(8,884,743)	(954,222)

Other income (expenses)
Gain (loss) on sale of securities	6,626	(21,220)	(216,146)
Interest income	19,997	4,617	7,429

	26,623	(16,603)	(208,717)

Loss for the year	(510,360)	(8,901,346)	(1,162,939)
Deficit — Beginning of year	(15,200,096)	(6,298,750)	(4,661,524)
Adjustment to convertible loan
Foreign exchange (note 5)	—	—	(73,226)
Interest (note 5)	—	—	(401,061)

Deficit — End of year	(15,710,456)	(15,200,096)	(6,298,750)

Basic and diluted loss per common share	(0.02)	(0.39)	(0.07)

Weighted average number of common shares outstanding	27,086,487	23,066,194	17,825,284

The accompanying notes are an integral part of these consolidated financial statements.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Consolidated Statements of Cash Flows
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	2002	2001	2000

	$	$	$
Cash flows from operating activities
Loss for the year	(510,360)	(8,901,346)	(1,162,939)
Items not affecting cash
(Recovery) write-off of mineral properties	(258,577)	8,075,116	44,234
Depreciation	3,637	8,550	8,550
(Gain) loss on sale of securities	(400)	21,220	216,146

	(765,700)	(796,460)	(894,009)

Change in non-cash working capital items
Accounts receivable and prepaid expense	(37,344)	(6,043)	37,954
Accounts payable and accrued liabilities	(111,578)	(19,459)	81,597

	(148,922)	(25,502)	119,551

	(914,622)	(821,962)	(774,458)

Cash flows from financing activities
Shares issued for cash — net of issue costs	8,341,818	1,940,956	7,043,533
Convertible loan (note 5)	—	—	(5,370,214)
Share subscription	—	—	100,000

	8,341,818	1,940,956	1,773,319

Cash flows from investing activities
Long-term investment	16,400	(15,420)	—
Capital assets	(2,702)	—	—
Mineral properties	(4,421,638)	(2,920,747)	(1,626,429)
Accounts payable and accrued liabilities	1,063,112	1,825,206	(1,242,200)
Exploration commitments	348,821	—	—
Restricted cash and securities	(348,821)	—	—
Marketable securities	—	—	738,614

	(3,344,828)	(1,110,961)	(2,130,015)

Increase (decrease) in cash and cash equivalents	4,082,368	8,033	(1,131,154)
Cash and cash equivalents — Beginning of year	37,436	29,403	1,160,557

Cash and cash equivalents — End of year	4,119,804	37,436	29,403

Supplemental cash flow information
Non cash financing and investing activities
Mineral property costs included in accounts payable written off	706,577	—	—

The accompanying notes are an integral part of these consolidated financial statements.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Consolidated Statements of Shareholders’ Equity
For the years ended September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	Common shares
						Total
	Number of		Share	Cumulative	Convertible	shareholders’
	shares	Amount	subscription	deficit	loan	equity

		$	$	$	$	$
Balance — September 30, 1999	17,260,713	34,034,270	—	(4,661,524)	4,895,927	34,268,673
During the year ended September 30, 2000
Issue of shares
Private placements	4,826,665	7,074,000	—	—	—	7,074,000
Exercise of stock options	15,000	17,250	—	—	—	17,250
Share subscription	—	—	100,000	—	—	100,000
Share issue costs	—	(47,717)	—	—	—	(47,717)
Loss for the year	—	—	—	(1,162,939)	—	(1,162,939)
Interest and foreign exchange on convertible loan	—	—	—	(474,287)	—	(474,287)
Repayment of convertible loan		—	—	—	(4,895,927)	(4,895,927)

Balance — September 30, 2000	22,102,378	41,077,803	100,000	(6,298,750)	—	34,879,053
During the year ended September 30, 2001
Issue of shares
Private placements	2,040,667	2,125,000	(100,000)	—	—	2,025,000
Share issue costs	—	(84,044)	—	—	—	(84,044)
Loss for the year	—	—	—	(8,901,346)	—	(8,901,346)

Balance — September 30, 2001	24,143,045	43,118,759	—	(15,200,096)	—	27,918,663
During the year ended September 30, 2002
Issue of shares
Private placements	5,691,128	7,436,327	—	—	—	7,436,327
Exercise of warrants	736,375	983,571	—	—	—	983,571
Exercise of stock options	413,500	503,500	—	—	—	503,500
Share issue costs	—	(581,580)	—	—	—	(581,580)
Loss for the year	—	—	—	(510,360)	—	(510,360)

Balance - September 30, 2002	30,984,048	51,460,577	—	(15,710,456)	—	35,750,121

The accompanying notes are an integral part of these consolidated financial statements.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

1)	Nature of operations

Western Copper Holdings Limited (the company) is incorporated under the British Columbia Company Act and is engaged, directly and through joint ventures and subsidiaries, in exploring and developing mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, and the ability of the company to obtain the necessary financing to continue the development of its mining properties or realizing the carrying amount through a sale.

Management has estimated that the company will have adequate funds from existing working capital, and proceeds from exercise of share options and share purchase warrants to meet its corporate administrative and property obligations for the coming year. If the company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing, and while the company has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2)	Significant accounting policies Principles of consolidation

These consolidated financial statements include the accounts of Western Copper Holdings Limited and its wholly owned subsidiaries, as listed below:

Western Copper International Ltd. (BVI)
WCI (Peñasquito) Limited (BVI)
Minera Peñasquito, S.A. de C.V. (Mexico)
WCI (Nicolas) Limited (BVI)
Minera Faja de Plata, S.A. de C.V. (Mexico)
WCI (Geronimo) Limited (BVI)
WCI Jeronimo Mexico, S.A. de C.V. (Mexico)
Minera Western Copper, S.A. de C.V. (Mexico)
Carmacks Copper Ltd.
Western Copper Holdings Inc. (United States)

The company records its share of the deferred exploration and development costs related to joint venture properties on a proportionate consolidation basis.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amount of expenses during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

The company considers cash and cash equivalents to be cash and short-term investments with original maturities of three months or less from the date of acquisition.

Investments

Long-term investments are valued at cost unless there has been an other than temporary impairment in value, in which case they are written down to net realizable value.

Capital assets

Capital assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

Mineral properties

The company records its interest in mineral properties at cost. Exploration and development expenditures relating to properties that have economically recoverable reserves or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating, capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the company has taken every precaution to ensure that legal title to its properties is properly recorded in the name of the company, there can be no assurance that such title will ultimately be secured.

Loss per common share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The exercise of outstanding stock options and warrants would be anti dilutive.

Effective October 1, 2001, the company adopted the new accounting standard for the calculation of earnings per share which follows the “treasury stock method” in the calculation of diluted earnings per share. This has not impacted the financial statements.

Translation of foreign currency

Monetary assets and liabilities resulting from foreign currency transactions are translated into Canadian dollars using the year-end conversion rates. Other assets are translated at rates prevailing at acquisition dates. Exchange gains or losses arising on translation are included in results of operations for the year.

Stock-based compensation plans

The company has four stock-based compensation plans as described in note 6. No compensation expense is recognized for these plans when stock options are granted to directors, officers, employees, independent contractors or consultants. The consideration paid on exercise of stock options or purchase of stock is credited to capital stock. Subsequent to the year ended September 30, 2002, the company prospectively adopted the new recommendations of the Canadian Institute of Chartered Accountants Section 3870, “Stock based compensation.”

Income taxes

Effective October 1, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for income taxes. Under the new recommendations, the liability method of tax allocation is used, based on differences between financial

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

reporting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Previously, the deferral method was used, based on differences in the timing of reporting income and expenses in financial statements and tax returns. The new method was applied retroactively without any restatement of the 2000 financial statements being required.

3)	Long-term investment

2002

	Number of	Net book
	shares	value	Market value

		$	$
Quaterra Resources Inc. Shares	1,498,460	267,092	89,908

	2001

	Number of	Net book
	shares	value	Market value

		$	$
Quaterra Resources Inc. Shares	926,460	185,292	176,027
Shares subscribed for in private placement	652,000	97,800	123,880

	1,578,460	283,092	299,907

During the year ended September 30, 1999, the company disposed of its interest in the Nieves property to Quaterra Resources Inc. (Quaterra) for 1,444,460 shares in Quaterra at a fair value of $0.20 per share, or $288,892. The transaction resulted in a loss on disposal of $41,810 which was included in mineral property costs written off.

The holding of Quaterra shares has been accounted for as a long term investment as management intends to retain the shares as a means of maintaining an interest in the Nieves property and other properties held by Quaterra.

During the year ended September 30, 2001, in anticipation of participating in a Quaterra private placement, the company sold 518,000 shares in Quaterra for $82,380, resulting in a loss on disposal of

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

$21,220. During the year ended September 30, 2002, the company sold an additional 80,000 shares in Quaterra for $16,400, resulting in a gain on disposal of $400.

During the year ended September 30, 2001, the company subscribed for a private placement of 652,000 units in Quaterra at $0.15 per unit for total cost of $97,800. Each unit consists of one common share of Quaterra and one warrant to purchase an additional common share at $0.20 for one year. The company advanced $50,000 to Quaterra in respect of the private placement prior to year end and accrued the remaining $47,800 payable, which was remitted to Quaterra during the current period. On November 15, 2001, the company received the 652,000 units subscribed for. The warrants referred to above expired during the year ended September 30, 2002. The Quaterra private placement was approved by regulatory bodies.

Subsequent to the year ended September 30, 2002, the company subscribed to a private placement of 1 million units at a price of $0.10 per unit. Each unit consists of one common share and one warrant to purchase an additional common share for two years at $0.10.

The company has officers and directors in common with Quaterra.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

4)	Mineral properties

		Costs	Disposition/		Costs	Disposition/
	Total costs to	incurred	write-offs	Total costs to	incurred	write offs	Total costs to
	Sept. 30,	during	during	Sept. 30,	during	during	Sept. 30,
	2000	2001	2001	2001	2002	2002	2002

	$	$	$	$	$	$	$
Mexico
El Salvador Acquisition	845,608	930,000	—	1,775,608	114,064	—	1,889,672
Exploration El Salvador	2,420,066	4,170	—	2,424,236	—	—	2,424,236
San Nicolas	3,184,830	371,322	—	3,556,152	438,373	—	3,994,525
Tamara	1,600,723	204,766	—	1,805,489	43,770	—	1,849,259

	8,051,227	1,510,258	—	9,561,485	596,207	—	10,157,692

Faja de Plata San Jeronimo Acquisition	444,120	117,874	—	561,994	71,801	—	633,795
Exploration	897,811	91,319	—	989,130	13,441	—	1,002,571
Peñasquito Acquisition	10,832,759	369,747	—	11,202,506	1,428,260	—	12,630,766
Exploration	1,272,457	168,717	—	1,441,174	2,145,406	—	3,586,580
Ramos	1,595,121	526,761	—	2,121,882	150,062	(448,000)	1,823,944

	15,042,268	1,274,418	—	16,316,686	3,808,970	(448,000)	19,677,656
Geomex 6 Acquisition	123,464	—	(123,464)	—	—	—	—
Exploration	47,407	1,689	(49,096)	—	—	—	—

	170,871	1,689	(172,560)	—	—	—	—

El Pirul Acquisition	9,483	—	—	9,483	1,584	—	11,067
Exploration	16,703	91,093	—	107,796	10,996	—	118,792

	26,186	91,093	—	117,279	12,580	—	129,859

Naranjo Acquisition	—	—	—	—	—	—	—
Exploration	—	16,621	—	16,621	22	—	16,643

	—	16,621	—	16,621	22	—	16,643

Almoloya Exploration	—	—	—	—	3,859	—	3,859

Carried forward	23,290,552	2,894,079	(172,560)	26,012,071	4,421,638	(448,000)	29,985,709

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

		Costs	Disposition/		Costs	Disposition/
	Total costs to	incurred	write-offs	Total costs to	incurred	write offs	Total costs to
	Sept. 30,	during	during	Sept. 30,	during	during	Sept. 30,
	2000	2001	2001	2001	2002	2002	2002

	$	$	$	$	$	$	$
Brought forward	23,290,552	2,894,079	(172,560)	26,012,071	4,421,638	(448,000)	29,985,709

Canada
Carmacks Acquisition	7,997,082	—	(3,997,082)	4,000,000	—	—	4,000,000
Development	4,722,109	26,668	(4,748,777)	—	—	—	—
Deferred gain	(843,303)	—	843,303	—	—	—	—

	11,875,888	26,668	(7,902,556)	4,000,000	—	—	4,000,000

	35,166,440	2,920,747	(8,075,116)	30,012,071	4,421,638	(448,000)	33,985,709

a)	El Salvador, San Nicolas and Tamara

The El Salvador, San Nicolas and Tamara properties are located in the state of Zacatecas, Mexico. The company, through its subsidiary Minera Western Copper, S.A. de C.V. (Minera Western), has agreed with Minera Teck S.A. de C.V. (Minera Teck) to jointly explore and develop the properties pursuant to a July 1, 1997 agreement. Under this agreement, Minera Western held a 45% interest and Minera Teck held a 55% interest, with each company being responsible for its share of the exploration costs.

On May 4, 1999, Minera Western and Minera Teck transferred their respective rights under the July 1, 1997 agreement to Minera Tama, S.A. de C.V. (Minera Tama), a new Mexican corporation, governed by a Shareholders’ Agreement between the two parties dated August 26, 1999, formed to hold title to the Mexican properties.

Provisions of the agreements include the following:

i)	On completion of a positive feasibility study, Minera Teck could elect to acquire an additional 10% interest in the project by committing to arrange all production financing. If Minera Teck does not elect to take that option, each party will be responsible for arranging its respective share of the production program financing.

ii)	On completion of a positive feasibility study, Minera Teck has the option to acquire an additional 10% interest in the project by paying the company the discounted net present value of that 10% interest.

The vendor of one of the concessions (the El Salvador concession) holds a 2% net smelter return royalty for any production from that concession. The El Salvador concession has an area of 80 hectares, while the entire El Salvador joint venture has an area of 22,500 hectares. No part of the San Nicolas ore body is located on the El Salvador concession.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

On July 27, 2000, Minera Western and Minera Teck amended the Shareholders’ Agreement. Under the revised agreement, Minera Teck funded Minera Western’s share of the cost needed to complete the feasibility study (estimated at $3.5 million), and spent $1.5 million on Minera Western’s behalf on 2000 exploration expenditures. By electing to have Minera Teck fund the feasibility study and 2000 exploration expenditures, Minera Western allowed Minera Teck to exercise its option set out in note 4(a)(ii) above, earlier than was previously agreed.

At September 30, 2001, Minera Teck held 65% of the shares of Minera Tama and Minera Western held the remaining 35%. Within the El Salvador project, approximately one third of the property, including the San Nicolas deposit area, is held 60% by Minera Tama (participating interest) and 40% by Teck Cominco Limited (Teck Cominco) through its acquisition from Sanluis Corporación, S.A. de C.V. (the Sanluis Interest) in the form of a carried interest. On completion of a positive feasibility study, Teck Cominco has the right to elect to convert the Sanluis Interest to a 15% carried interest or a 25% participating interest. The balance of El Salvador project is held by Minera Tama. Future funding will be on a Minera Teck 65% — Minera Western 35% basis. Minera Teck retains the right, described in note 4(a)(i), to elect to acquire an additional 10% participating interest by arranging 100% of the financing required to put San Nicolas into production. The net result of the elections that may be made by Minera Teck is that Minera Western will retain an interest in San Nicolas ranging from 18.75% to 29.75%.

Under the revised agreement, the interest of Minera Western will be diluted if it fails to fund exploration expenditures on a property. The company currently owes Teck Cominco approximately $2 million, some of these funds having been spent on behalf of the company under circumstances where dilution provisions could be activated. The company expects to settle these accounts prior to September 30, 2003, and may elect to have its interest in one or more projects diluted, although the company does not currently anticipate that its interest in San Nicolas will be reduced.

b)	Faja de Plata

Effective May 5, 1999, Kennecott Exploration Company (Kennecott) and the company terminated their strategic alliance in the Faja de Plata area of central Mexico. Under the terms of the agreement (the Termination Agreement), Kennecott surrendered its back in rights on seven properties including Peñasquito, Ramos and San Jeronimo, and terminated the requirement for the company to spend US$4 million on the properties over the next four years. Kennecott received:

i)	250,000 common shares of the company (issued May 4, 1999).

ii)	repricing of 250,000 share purchase warrants held by Kennecott so that each warrant may be exercised at any time prior to March 12, 2001 at a price of $2 per share (expired).

iii)	a payment of US$50,000 due on or before August 1, 1999 (paid).

Kennecott retains an uncapped royalty varying from 1% to 2% on all properties except Ramos.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

In an agreement dated March 26, 1999, the company assigned 100% interest in the Nieves concessions, formerly one of the seven Faja de Plata properties, to Quaterra in return for 1,444,460 shares of Quaterra at a deemed price of $0.20 per share and for Quaterra assuming the company’s obligations to underlying concession holders.

San Jeronimo

The company, through its subsidiary WCI Jeronimo Mexico, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Mauricio Hochschild & Cia. Ltda. (Hochschild) to allow Hochschild to carry out geological mapping and geophysical surveys on the San Jeronimo property to evaluate the feasibility of a work plan. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed its intention to continue to explore the San Jeronimo property. Hochschild could earn a 68% interest in San Jeronimo by making exploration expenditures totalling US$1.75 million over the next three years. After Hochschild earned its 68% interest, Minera Western could elect a 32% participating interest or a 20% carried interest through production, in which case Hochschild would provide all financing through to production.

The vendor of the property received a payment of US$25,000 in October 2000 and thereafter was to receive payments of US$25,000 every six months in March and September until March 2004. Hochschild would be responsible for 68% of these payments, with the company responsible for 32%.

As at July 10, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in San Jeronimo reverted back to 100% effective September 8, 2001.

Effective June 1, 2002, the company and Apex Silver Mines Limited (Apex) entered into an agreement whereby Apex has an option to earn a 70% interest in the property by making US$45,000 in option payments to Western, and making all underlying option and tax payments on the property through March 2005. The underlying option payments total US$1,180,000, of which US$107,500 was received subsequent to the period. Apex can earn an additional 10% if it arranges all funding necessary to bring the property to commercial production.

Peñasquito

The company, through its subsidiary Minera Peñasquito, S.A. de C.V., signed a Definitive Agreement dated August 24, 2000 with Peruvian miner Hochschild with respect to the Peñasquito property located in Zacatecas, Mexico. Under the terms of the agreement, Hochschild had 90 days to confirm its intention to continue to explore the property, and on November 21, 2000, Hochschild confirmed that it intended to proceed to conduct exploration of the Peñasquito property and made a US$500,000 land purchase payment. Under the agreement, Hochschild could earn a 68% interest in Peñasquito by making exploration expenditures totalling US$1.75 million over the next three years. As at April 18, 2001, Hochschild terminated its option to earn the 68% interest. As a result, the company’s interest in Peñasquito reverted back to 100% effective June 28, 2001.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

The company negotiated a deferral of the Peñasquito property payments. The new terms require payments of US$621,000 due on July 3, 2002 (paid) and a further US$654,000 due on July 3, 2003. The US$621,000 (Cdn$1,085,870) payment represents a major portion of the total Peñasquito acquisition costs incurred during the year of Cdn$1,428,260.

Ramos

Minera Teck and Minera Western have formed a joint venture, with each having 55% and 45% interest, respectively, by merging their respective land positions adjacent to the El Salvador joint venture area. Minera Teck will contribute its lands to the south, east and west of El Salvador and Minera Western will contribute its interest in the Ramos property to the north. In recognition of Minera Western’s prior expenditures on the Ramos property, Minera Teck will fund the first US$500,000 in exploration on the merged block. Thereafter, funding will be on a Minera Teck 55% — Minera Western 45% basis. Minera Teck and Minera Western will have rights similar to those contained within the Minera Tama Shareholders’ Agreement. The company may elect to have its interest in the project diluted.

Effective September 30, 2002, the company elected to dilute its interest in the Ramos joint venture. The participating interest has been reduced to a percentage ranging from 15% to 25% (2001 — 45%).

c)	Geomex 6

On October 13, 1998, the company entered into an option agreement with Kalahari Resources Inc. (Kalahari) whereby the company had the option to acquire, subject to a 2% underlying net smelter return on proceeds of production, an undivided 51% interest in the Geomex 6 property located in Jalisco and Guanajuato states, Mexico. To acquire the interest, the company was required to:

i)	pay $112,500 (paid) as a subscription for 150,000 units of Kalahari, each unit consisting of one common share and one warrant to purchase an additional common share for a period of two years at a price of $0.85 per share in the first year and $0.95 in the second year. Kalahari was required to expend the subscription proceeds on acquisition costs, taxes and a preliminary geochemical and geophysical exploration program.

ii)	incur aggregate exploration expenditures of US$500,000 within two years after receipt of the results of the preliminary exploration program to be completed by Kalahari. As of September 30, 2001, $60,060 had been expended.

Effective June 29, 2001, the company terminated its interest in the option agreement due to recurring property title problems.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

d)	El Pirul

In June 2000, the company staked four claims covering 1,462 hectares comprising the El Pirul property, located in Zacatecas, Mexico. Pursuant to an agreement entered into during the year with Apex, the El Pirul property was combined with a 4,800 hectare property known as Veta Grande which was held by Apex. Under the agreement, the company will operate a jointly funded US$200,000 exploration program which will be completed in three stages, consisting of data evaluation, geophysics and drilling. Results of each phase of exploration will be reviewed with approval by both parties required to move to the next stage, and if either party elects not to continue to a subsequent stage, all properties will be returned to the original holder.

e)	Naranjo

The company staked 602 hectares in the Naranjo tin district during the fourth quarter of 2000 to cover a number of prospective tin showings in rhyolitic host rocks. No exploration is planned until a number of invalid contiguous claims are declared open for staking.

f)	Almoloya

The company staked claims at the Almoloya silver prospect, about 45 kilometers northeast of Parral, state of Chihuahua, Mexico.

Pursuant to a letter agreement dated May 22, 2002, the company and Anglo American Exploration (Canada) Ltd. (Anglo) have agreed to combine certain properties held by each company into a single joint venture. Certain of the company’s claims which are being added to the joint venture are subject to an underlying option agreement that requires the payment of $300,000 over five years to exercise the option (which will be paid by Anglo), and are subject to a 2% net smelter return royalty capped at US$2,000,000. Anglo may earn an 80% interest in the joint venture land by spending US$1.75 million over 5 years, including a firm commitment of $50,000 in the first year, followed by an optional commitment of $200,000 in the second year. After Anglo has earned an 80% interest, Anglo has the option to prepare a Bankable Feasibility Study, in which case Anglo will fund all of the company’s costs through to production.

g)	Carmacks Copper Project

The company acquired 50% of the Carmacks Copper Project, which consists of 232 unpatented mineral claims in the Whitehorse Mining district of the Yukon Territory, Canada, in 1989. Pursuant to the purchase agreement, the property vendor is entitled to receive annual advance royalties of $100,000 until the property is placed in production. The advance royalty is due only if the average price of copper for the calendar year exceeds US$1.10 per pound. As the price of copper was below US$1.10 in 2002, 2001 and 2000, no payments have been made for those years. The property vendor has also retained a 15% net profit royalty, or a 3% net smelter royalty, to a maximum of $2.5 million.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Under an arrangement dated September 30, 1996, the company acquired the remaining 50% of the Carmacks Copper Project. At the time, the company was in the process of obtaining necessary permits to commence commercial production. This process was discontinued when copper prices fell below the break-even point for the project and copper prices have since remained at levels at which the project is not economic. Accordingly, in the year ended September 30, 2001, the property has been restated to an estimated realizable value of $4,000,000 and deferred acquisition and exploration costs and the deferred gain, totalling $7,902,556, have been written off.

5)	Convertible loan

The company entered into an agreement with Teck Corporation (Teck), a significant shareholder at the time, pursuant to which Teck provided the company with US$2.9 million in financing for the exploration of its 45% interest in the El Salvador joint venture in Mexico. Teck also advanced the company Cdn$300,000 for general operating purposes. All amounts advanced under this facility were collateralized by a promissory note, and bore interest at the bank prime rate. The company had the option of settling the debt and accrued interest by issuing common shares.

Canadian generally accepted accounting principles require amounts that can be settled by the issuer in shares to be classified as equity and therefore the principal and interest elements of the loan were classified as equity. As a result, the interest on the convertible loan and the foreign exchange adjustment were charged to deficit.

On September 5, 2000, the company repaid the principal balances owing on both loans, $4,290,592 (US$2,900,000) and $300,000, and $779,622 in accrued interest. The company obtained financing by issuing 4,200,000 common shares to Teck for gross proceeds of $6,174,000 (note 6).

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

6)	Capital stock

Authorized 100,000,000 (2001 — 100,000,000) common shares without par value

Issued

	Number
	of shares	Amount

		$
Balance at September 30, 1999	17,260,713	34,034,270
Pursuant to a private placement at $1.50 per share, less $5,000 issuance costs	200,000	295,000
Pursuant to a private placement at $1.50 per share, less $21,000 issuance costs	199,998	279,000
Pursuant to a private placement at $1.25 per share, less $14,717 issuance costs	160,000	185,283
Pursuant to a private placement at $1.50 per share, less $7,000 issuance costs	66,667	93,000
Pursuant to a private placement at $1.47 per share	4,200,000	6,174,000
Pursuant to exercise of stock options	15,000	17,250

Balance at September 30, 2000	22,102,378	41,077,803
Pursuant to a private placement at $1.50 per share, less $14,000 issuance costs	66,667	86,000
Pursuant to a private placement at $1.25 per share, less $1,674 issuance costs	256,000	318,326
Pursuant to a private placement at $1.10 per share	250,000	275,000
Pursuant to a private placement at $1.20 per share, less $22,956 issuance costs	135,000	139,044
Pursuant to a private placement at $1.20 per share	300,000	360,000
Pursuant to a private placement at $1.00 per share, less $15,414 issuance costs	408,000	392,586
Pursuant to a private placement at $0.80 per share, less $30,000 issuance costs	625,000	470,000

Balance at September 30, 2001	24,143,045	43,118,759

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

	Number
	of shares	Amount

		$
Balance at September 30, 2001	24,143,045	43,118,759
Pursuant to a private placement at $0.70 per share, less $7,007 issuance costs	145,000	94,493
Pursuant to a private placement at $0.78 per share	200,000	156,000
Pursuant to a private placement at $0.65 per share, less $190,570 issuance costs	2,797,038	1,627,504
Pursuant to a private placement at $0.65 per share	460,000	299,000
Pursuant to a private placement at $1.03 per share, less $18,810 issuance costs	342,090	333,543
Pursuant to a private placement at $1.20 per share, less $22,189 issuance costs	407,000	466,211
Pursuant to a private placement at $3.15 per share, less $343,004 issuance costs	1,340,000	3,877,996
Pursuant to the exercise of share purchase warrants	736,375	983,571
Pursuant to the exercise of stock options	413,500	503,500

Balance at September 30, 2002	30,984,048	51,460,577

a)	The following summarizes issuances of capital stock during the year ended September 30, 2002:

•	The company received $101,500 from a private placement of 145,000 units, each unit comprising one common share and one share purchase warrant. A commission of 7% of the funds raised was paid. Each share purchase warrant entitles the holder to acquire one common share for $1.30 until December 31, 2002; $1.60 until December 31, 2003; and $2.00 until December 31, 2004.

•	The company received $156,000 from a private placement of 200,000 common shares.

•	The company received $1,818,074 from a private placement of approximately 2.79 million units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two. The agent received 162,929 Agent’s B warrants entitling the agent to purchase units at $0.65 for two years. Commissions and issuance costs excluding warrants amounted to $190,570.

•	The company received $299,000 from a private placement of 460,000 units at a price of $0.65 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $0.80 in year one and $1.00 in year two.

•	The company received $352,353 from a private placement of 342,090 units at a price of $1.03 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.29 in year one and $1.50 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

•	The company received $488,400 from a private placement of 407,000 units at a price of $1.20 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $1.50 in year one and $2.00 in year two. A commission of 7% of funds raised is payable on a portion of the financing.

•	The company received $4,221,000 from a private placement of 1,340,000 units at a price of $3.15 per unit. Each unit consists of one common share and one half of one warrant to purchase an additional common share for two years at $4.00. A commission of 7% of funds raised is payable on a portion of the financing and 134,000 agent share purchase warrants. Each agent share purchase warrant entitles the agent to acquire one common share for $3.15 on or before July 17, 2004.

•	The company received $983,571 from the exercise of 736,375 share purchase warrants at exercise prices ranging from $0.80 to $1.50 per share purchase warrant.

•	The company received $503,500 from the exercise of 413,500 share purchase stock options at exercise prices ranging from $1.00 to $2.00 per share purchase stock option.

The securities represented in these private placements, and arising upon the exercise of the above stock options and warrants, have been issued at September 30, 2002.

b)	Share purchase warrants

A summary of the company’s warrants outstanding at September 30, 2002, 2001 and 2000, and the changes for the years then ended, is presented below:

		Weighted		Weighted		Weighted
		average		average		average
	Sept. 30,	exercise	Sept. 30,	exercise	Sept. 30,	exercise
	2002	price	2001	price	2000	price

		$		$		$
Balance outstanding - Beginning of year	2,213,332	1.80	899,814	1.98	473,149	4.34
Issued	3,173,381	1.67	1,686,667	1.74	526,665	2.00
Exercised	(736,375)	1.34	—	—	—	—
Cancelled/expired	(299,998)	2.00	(373,149)	1.96	(100,000)	9.20

Balance outstanding and exercisable - End of year	4,350,340	1.80	2,213,332	1.80	899,814	1.98

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Share purchase warrants outstanding as of September 30, 2002:

Number
of shares	Exercise price	Expiry date

	$
66,667	2.00	November 4, 2002
256,000	2.00	December 15, 2002
67,500	2.00	January 29, 2003
408,000	2.00	June 30, 2003
250,000	2.00	January 28, 2004
425,000	1.60 or 2.00	July 12, 2003 or July 12, 2004
145,000	1.30 or 1.60 or 2.00	December 31, 2002 or
		December 31, 2003 or
		December 31, 2004
1,326,019	0.80 or 1.00	February 23, 2003 or February 23, 2004
46,154	0.80 or 1.00	February 23, 2003 or February 23, 2004
230,000	0.80 or 1.00	April 9, 2003 or April 9, 2004
122,500	1.29 or 1.50	May 6, 2003 or May 6, 2004
203,500	1.50 or 2.00	June 17, 2003 or June 17, 2004
670,000	4.00	July 17, 2004
134,000	3.15	July 17, 2004

4,350,340

c)	Stock options

The company has four stock option plans approved by the Toronto Stock Exchange whereby the company may grant options to its directors, officers, employees and independent contractors or consultants. The exercise price of each option at granting is equal to or greater than the market price of the company’s stock at the date of grant.

		Weighted		Weighted		Weighted
		average		average		average
	Sept. 30,	exercise	Sept. 30,	exercise	Sept. 30,	exercise
	2002	price	2001	price	2000	price

		$		$		$
Balance outstanding — Beginning of year	2,595,000	1.98	2,220,000	1.94	2,310,000	3.89
Granted	2,225,000	1.28	530,000	2.00	—	—
Exercised	(413,500)	1.22	—	—	(15,000)	1.35
Cancelled/expired	(295,000)	2.00	(155,000)	1.43	(75,000)	2.20

Balance outstanding and exercisable — End of year	4,111,500	1.68	2,595,000	1.98	2,220,000	1.94

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

During the year ended September 30, 2000, all of the stock options outstanding with an exercise price greater than $2.00 were re-priced to $2.00.

Stock options outstanding as at September 30, 2002 are as follows:

			Weighted	Weighted
	Range of	Number of	average	average
	exercise	outstanding	years to	exercise
	price	options	expiry	price

	$			$
Granted in 1998	2.00	820,000	0.50	2.00
Granted in 1999	2.00	810,000	1.48	2.00
Granted in 2001	2.00	530,000	2.36	2.00
Granted in 2002	1.00 - 3.15	1,951,500	4.46	1.32

		4,111,500

     Share purchase stock options outstanding as of September 30, 2002 are as follows:

Number		Expiry
of shares	Exercise price	date

	$
200,000	2.00	December 31, 2002
150,000	2.00	February 1, 2003
520,000	2.00	April 16, 2003
50,000	2.00	August 1, 2003
50,000	2.00	June 15, 2003
110,000	2.00	November 10, 2003
580,000	2.00	March 26, 2004
95,000	2.00	June 28, 2004
25,000	2.00	August 20, 2004
130,000	2.00	October 27, 2005
150,000	2.00	November 7, 2005
100,000	2.00	February 1, 2006
200,000	1.50	October 15, 2006
100,000	2.00	October 22, 2006
1,221,500	1.00	March 20, 2007
300,000	1.50	May 7, 2007
130,000	3.15	September 17, 2007

4,111,500

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

7)	Related party transactions

a)	Included in accounts payable and accrued liabilities is $6,717 (2001 — $28,964) owing to companies/proprietorships controlled by directors and officers of the company.

b)	Included in accounts receivable is $23,063 (2001 — $5,030) owed by companies with common directors.

c)	During the year ended September 30, 2002, the company incurred:

i)	$72,000 (2001 — $72,000) in charges for administrative services and rent from a company controlled by a director.

ii)	$4,115 (2001 — $6,149) in legal expenses from a legal firm in which a director practises as a partner.

iii)	fees totalling $318,835 (2001 — $305,647) for financial, corporate, exploration and engineering consulting from directors and officers, and companies controlled by directors and officers of the company.

d)	All other related party transactions are disclosed elsewhere in these consolidated financial statements.

8)	Income taxes

As at September 30, 2002, the company has accumulated non capital losses available for carry-forward of approximately $1,950,000, which will expire between 2003 to 2009. The company also has available Canadian and foreign Exploration and Development Expenditures of approximately $8,600,000, which are available for reduction of future taxable income. In addition, the company’s Mexican subsidiaries have accumulated tax balances that may give rise to future tax benefits. No future tax benefit has been recognized in the accounts for these losses or accumulated tax balances.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

a)	The recovery of income taxes shown in the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2002	2001

	$	$
Statutory tax rate	39.62%	44.62%

Loss for the year	(510,360)	(8,901,346)

Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(202,205)	(3,971,781)
Non deductible items	668	2,227
Difference between Canadian and foreign tax rates	954	30,133
Losses for which no income tax benefit has been recognized	200,583	3,939,421

	—	—

b)	The significant components of the company’s future tax assets are as follows:

$

Future income tax assets	1,658,555
Mineral property interests	1,658,555
Operating loss carry-forward	696,126
Other	13,540

Benefit from losses	2,368,221
Valuation allowance for future tax assets	(2,368,221)

—

The realization of income benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no future income tax asset has been recognized for accounting purposes.

9)	Segmented information

Industry information

The company operates in one reportable operating segment, being the acquisition and development of resource properties.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Geographic information

Revenues from operations in the years ended September 30, 2002, 2001 and 2000 were derived from interest income, which was earned in Canada.

The company’s non-current assets by geographic locations are as follows:

	2002	2001

	$	$
Canada	4,269,472	4,286,407
Mexico	29,985,709	26,012,071

	34,255,181	30,298,478

10)	Financial instruments

a)	Fair value

The fair values of cash and cash equivalents, accounts receivable and prepaid expense, restricted cash and securities, exploration commitments and accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

The fair market value of the company’s long term investment will fluctuate with market prices. The fair market value of the long term investment is less than cost by $177,184 at September 30, 2002 (2001 — $16,815 greater than cost). The company is exposed to a risk of loss if the market price of the investment permanently falls below cost.

b)	Foreign exchange risk

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

c)	See also note 5.

11)	Shareholder rights plan

During the year ended September 30, 1998, the company adopted a shareholder rights plan (the Plan) which is designed to encourage the fair treatment of the company’s shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholders of the company, other than the Bidder, to purchase, for $100, common shares of the company having a market value of $200.

12)	Material differences between Canadian and United States generally accepted accounting principles (GAAP)

The company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which differ in certain material respects from those principles that the company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The major measurement differences between Canadian and U.S. GAAP are described below, and their effect on the consolidated financial statements is summarized as follows:

a)	Consolidated balance sheets

	2002	2001	2000

	$	$	$
Long term investment — under Canadian GAAP	267,092	283,092	288,892
Unrealized (loss) gain	(177,184)	16,815	(130,001)

Long term investment — under U.S. GAAP	89,908	299,907	158,891

Mineral properties — under Canadian GAAP	33,985,709	30,012,071	35,166,440
Cumulative exploration expenditures written off under U.S. GAAP (c)	(28,557,449)	(26,012,071)	(23,290,552)

Mineral properties — under U.S. GAAP	5,428,260	4,000,000	11,875,888

Shareholders’ equity — under Canadian GAAP	35,750,121	27,918,663	34,879,053
Measurement differences Deficit — under Canadian GAAP	15,710,456	15,200,096	6,298,750
Deficit — under U.S. GAAP	(44,381,883)	(41,132,146)	(29,656,097)

Shareholders’ equity — under U.S. GAAP	7,078,694	1,986,613	11,521,706

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

b)	Consolidated statements of loss and deficit

	2002	2001	2000

	$	$	$
Loss for the year — under Canadian GAAP	510,360	8,901,346	1,162,939
Exploration expenditures for the year (c)	2,993,378	2,894,079	1,625,473
Exploration costs written off during the year that would have been expensed in the year incurred	(448,000)	(172,560)	(44,234)
Accretion of convertible loan (d)	—	—	474,287

Loss for the year — under U.S. GAAP	3,055,738	11,622,865	3,218,465
Unrealized loss (gain) on available- for sale securities (f)	193,999	(146,816)	66,795

Comprehensive loss — under U.S. GAAP	3,249,737	11,476,049	3,285,260

Loss per common share — under U.S. GAAP	0.11	0.50	0.18

Deficit — under U.S. GAAP — Beginning of year	41,132,146	29,656,097	26,370,837
Comprehensive loss — under U.S. GAAP	3,249,737	11,476,049	3,285,260

Deficit — under U.S. GAAP — End of year	44,381,883	41,132,146	29,656,097

Accumulated other comprehensive (gain) loss Beginning of year — under U.S. GAAP	(16,815)	130,001	63,206
Other comprehensive loss (gain)	193,999	(146,816)	66,795

End of year — under U.S. GAAP	177,184	(16,815)	130,001

c)	Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses, as incurred, exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to fair value.

The costs of acquiring mineral rights to properties are capitalized, although the carrying values of such costs are assessed on a periodic basis to ensure they can be recovered on an undiscounted cash flow basis.

Western Copper Holdings Limited

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

d)	Convertible loan

Under Canadian GAAP, the convertible loan referred to in note 5 is accounted for as equity, whereas under U.S. GAAP, it would be accounted for as a long-term liability.

e)	Stock-based compensation

For financial statement purposes, the company has elected to follow the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” in accounting for its stock options. As options are granted at exercise prices based on the market value of the company’s shares at the date of grant, no adjustment for compensation expense is required.

Subsequent to the year-end, the company elected to adopt the new recommendations of the Canadian Institute of Chartered Accountants Section 3870, “Stock Based Compensation”.

f)	Available-for-sale securities

Under U.S. GAAP, securities that are available-for-sale are recorded at fair value and unrealized gains or losses are excluded from earnings and recorded as a separate component of shareholders’ equity. Securities that experience a decline in fair value that is other than temporary are written down. Under Canadian GAAP, investments in marketable securities are carried at the lower of cost and estimated fair market value.

g)	Recent accounting developments

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This standard addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long lived Assets”. This standard addresses accounting for discontinued operations and the impairment of disposal of long-lived assets.

2002
Annual Report

WESTERN COPPER HOLDINGS LIMITED
(an exploration stage company)
Notes to Consolidated Financial Statements
September 30, 2002, 2001 and 2000

(expressed in Canadian dollars)

In December 2001, the Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 13, “Hedging Relationships”. This guideline presents the views of the Accounting Standards Board on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and the discontinuance of hedge accounting. It establishes certain conditions for when hedge accounting may be applied. The guideline should be applied in fiscal years beginning on or after July 1, 2003.

In April 2002, the FASB issued SFAS No. 145, “Revision of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and technical correction”. This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. Under this standard, exit costs and restructuring liabilities generally will be recognized only when incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. This standard amends FASB Statement No. 123, “Accounting for Stock Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

Western Copper Holdings Limited

Corporate Information

Directors:	F. Dale Corman Lawrence P. Page Q.C. Michael H. Halvorson	Thomas C. Patton Robert A. Quartermain Lee Bilheimer	Klaus Zeitler Fred Daley

Officers:	F. Dale Corman
Chairman and Chief Executive Officer

Thomas C. Patton
President and Chief Operating Officer

Robert J. Gayton
Vice President, Finance

Lawrence Page, Q.C.
Secretary

Hugh D. Harbinson
Vice President

Exchange Listings:	Toronto Stock Exchange Trading symbol: WTC American Stock Exchange Trading symbol: WTZ

Transfer Agent & Registrar:	Computershare Investor Services Inc. 510 Burrard Street Vancouver, B.C. V6C 3B9

Cusip No:	95805J105

Auditors:	PricewaterhouseCoopers LLP Vancouver

Annual General Meeting:	The Annual General Meeting of Shareholders of Western Copper Holdings
Limited will be held on Thursday March 20th, 2003 at 2:30 p.m. in the UBC Room,
3rd Floor, The Vancouver Club, 915 West Hastings Street, Vancouver, B.C.

Western Copper Holdings Limited
1550 - 1185 West Georgia Street
Vancouver, B.C.
V6E 4E6

Tel: 604-684-9497
Fax: 604-688-4670
E-mail: info@westerncopper.com
Web: www.westerncopper.com

2002
Annual Report